UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

The notice and proxy materials attached hereto as exhibit 99.1 supersede in all respects the notice and proxy materials previously furnished to the SEC on October 11, 2023. As such, the Record Date for Bioceres Crop Solutions Corp.'s 2023 Annual General Meeting is October 3, 2023 and not September 30, 2023.

Exhibit List

Exhibit No.	Description
99.1	Notice and Proxy Materials for the 2023 Annual General Meeting of Bioceres Crop Solutions Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: October 12, 2023	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer